Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Tel.: (604) 682-3701

INFORMATION CIRCULAR

AS AT AND DATED June 1, 2006

This Information Circular accompanies the Notice of the 2006 Annual and Special General Meeting of shareholders of Avino Silver & Gold Mines Ltd. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY
MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Common shares without par value. There is one class of shares only. There are issued and outstanding 17,349,525 Common shares. At a General Meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every shareholder present in person or represented by proxy shall have one vote for each share of which such shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all shareholders of record as of the 1st day of June, 2006 will be entitled to receive notice of and to vote at the Meeting. Those shareholders so desiring may be repre-sented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9 or at the Head Office of the Company at Suite 400 - 455 Granville Street, Vancouver, British Columbia, V6C 1T1 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's transfer agent as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Holder's name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

FINANCIAL STATEMENTS

The audited financial statements of the company for the year ended January 31, 2006, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon, are being mailed to the shareholders of Record with this Information Circular.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary the shares represented by proxy will be voted for the nominees herein listed.

Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exer-cised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

Management proposes that the number of directors for the Company be determined at five (5) for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

Name and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised at the Date of this Information Circular	Principal Occupation and if not at present an elected director, occupation during the past five (5) years
Lloyd Andrews(1) Rathdrum, ID Director	June 24, 2005	Nil	Retired Executive.
Michael Baybak La Canada, California Director	June 1990	2,700	Business and Financial Consultant.
Gary Robertson(1) Moncton, NB Director	August 2, 2005	12,500	Certified Financial Planner
David Wolfin(1) West Vancouver, BC President and Director	October 1995	177,384	Mining Executive; Officer and/or Director of several reporting issuers.
Louis Wolfin West Vancouver, BC Director	August 1969	4,345	Mining Executive; Officer and/or Director of several reporting issuers.
(1) Member of the audit committee.

All of the nominees are residents of Canada, except for Michael Baybak and Lloyd Andrews who reside in the United States.

The Company has an audit committee, the members of which are set out above.

EXECUTIVE COMPENSATION

(Form 51-102F6, National Instrument 51-102)

Executive Officers

For purposes of this Information Circular, “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)
each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d)
any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company at the end of the most recently completed financial year;

(each a “Named Executive Officer”).

Based on the foregoing definition, during the last completed fiscal year of the Company, there was one (1) Named Executive Officer, namely, its President, David Wolfin.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long Term Compensation	All Other Compensation ($)
		Salary	Bonus	Other	Shares under Option
David Wolfin President and Director	2006	$60,000	Nil	Nil	100,000	$1,389
	2005	$60,000	Nil	Nil	80,000	$1,082
	2004	$30,000	Nil	Nil	131,000	$1,025
Note: Certain columns are omitted because there has been no compensation awarded to, earned by or paid to any of the named executives required to be reported in the above table.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the Named Executive Officer during the most recently completed financial year ended January 31, 2006.

Options and Stock Appreciation Rights (SARs)

The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time. To date, stock options to purchase a total of up to 1,541,800 shares have been granted under the Plan, leaving options for 193,153 available for issuance.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

Name of Executive Officer	Securities Under Option Granted	% of Total Options Granted to Employees in Financial Year	Executive or base Price ($/Security)	Market Value of Securities underlying Options on Date of Grant ($/Security)	Expiration Date
David Wolfin	100,000	17.47%	$1.35	$135,000	April 5, 2010

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

			Unexercised Options at January 31, 2006		Value of Unexercised In-the-Money Options at January 31, 2006
Name	Common Shares Acquired on Exercise	Aggregate Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
David Wolfin	80,000	$62,400	100,000	Nil	$226,000	Nil

TABLE OF OPTION AND SAR REPRICINGS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

There was no option repricing during the most recently completed fiscal year.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company does not have any employment contracts with the Named Executive Officers, and there are no contractual provisions for termination of employment or change in responsibilities.

Directors

The directors of the Company have not been compensated by the Company in their capacities as directors during the most recently completed financial year. The Company paid an aggregate of $60,000 to Intermark Capital Corp., a private BC corporation controlled by David Wolfin, President and a director of the Company for management advisory services. The Company paid an aggregate of $2,000 to Frobisher Securities Ltd., a private BC corporation controlled by Louis Wolfin, a director of the Company for management advisory services. The Company paid an aggregate of $146,092 to ABC Drilling Services Inc., a BC private corporation whose common directors include Louis Wolfin, David Wolfin and William Kocken for drilling services. The Company paid an aggregate of $20,433 to Bralorne Gold Mines Ltd., a company whose common directors include Louis Wolfin, David Wolfin and William Kocken for exploration services. Incentive stock options have been granted to non-employee directors of the Company to purchase an aggregate of 610,000 shares of the Company at a price of $1.35 per share exercisable on or before April 5, 2010, September 26, 2010 and April 26, 2011 of which 87,500 have been exercised.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year other than a loan receivable of $83,000 from ABC Drilling Services Inc., a company whose common directors are Louis Wolfin, David Wolfin and William Kocken. The amount due is non-interest bearing, unsecured and due on demand. The Company has also paid an exploration advance of $39,000 for future drilling services.

APPOINTMENT OF AUDITORS

Management proposes the appointment of Vellmer & Chang, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No Insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”) reporting issuers in those jurisdictions which have adopted MI 52-110 are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. The Company is a reporting issuer in B.C. and Alberta. MI 52-110 has not been adopted in B.C., but it has been adopted in Alberta. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.     Purpose of the Committee

1.1   The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.     Members of the Audit Committee

2.1   At least one Member must be “financially literate” as defined under MI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2   The Audit Committee shall consist of no less than three Directors.

2.3   At least one Member of the Audit Committee must be “independent” as defined under MI 52-110, while the Company is in the developmental stage of its business.

3.     Relationship with External Auditors

3.1   The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2   The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3   The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4   The Audit Committee will have direct communications access at all times with the external auditors.

4.     Non-Audit Services

4.1   The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2   Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)    acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)    performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.    Appointment of Auditors

5.1   The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2   The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.    Evaluation of Auditors

6.1   The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.    Remuneration of the Auditors

7.1   The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2   The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.    Termination of the Auditors

8.1   The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.     Funding of Auditing and Consulting Services

9.1   Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.          Role and Responsibilities of the Internal Auditor

10.1         At this time, due to the Company's size and limited financial resources, the Secretary, Connie Lillico, of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.          Oversight of Internal Controls

11.1         The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.   Continuous Disclosure Requirements

12.1          At this time, due to the Company's size and limited financial resources, the Secretary, Connie Lillico, of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.   Other Auditing Matters

13.1   The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2   The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.    Annual Review

14.1   The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.    Independent Advisers

15.1   The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Name	Independent (1)	Financially Literate(2)	Education and Experience
David Wolfin	No	Yes	Director of several reporting issuers
Gary Robertson	Yes	Yes	Certified Financial Planner and director of several reporting issuers
Lloyd Andrews	Yes	Yes	Director of several reporting issuers

(1)
A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending January 31	Audit Fees	Audit Related Fees	Tax Fees	All other Fees
2006	$25,000	$3,000(1)	Nil	$3,600(2)
2005	$14,000	$2,042(3)	$1,200(4)	Nil

(1)	Estimate of travel expenses to Mexico (Cia Minera audit).
(2)	Form 20-F advisory and review services.
(3)	Travel expenses to Mexico (Cia Minera audit).
(4)	Preparation of 2004 tax return.

Exemption

The Company has relied upon the exemption provided by section 6.1 of MI 52-110, which exempts a venture issuer from the requirement to comply with the restrictions on the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form as prescribed by MI 52-110. The Company is a “venture issuer” as that term is defined under MI 52-110.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board.

The Board is comprised of six (6) directors, of whom each of Lloyd Andrews, Gary Robertson, William G. Kocken and Michael Baybak are independent for the purposes of NI 58-101. David Wolfin is not independent since he serves as President of the Company. Louis Wolfin is not independent since he is the father of David Wolfin and was the former President of the Company.

Directorships

Certain of the directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuer
David Wolfin	Berkley Resources Inc. Bralorne Gold Mines Ltd. Coral Gold Resources Ltd. Cresval Capital Corp. Gray Rock Resources Ltd. Mill Bay Ventures Inc.

Louis Wolfin	Berkley Resources Inc. Bralorne Gold Mines Ltd. Coral Gold Resources Ltd. Levon Resources Ltd. Cresval Capital Corp.
Lloyd Andrews	Berkley Resources Inc. Bralorne Gold Mines Ltd. Coral Gold Resources Ltd.
Gary Robertson	Bralorne Gold Mines Ltd. Coral Gold Resources Ltd. Levon Resources Ltd. Mill Bay Ventures Inc. Sage Gold Ltd.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company’s offices and, from time to time, are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Compensation Committee recommends to the Board the compensation of the Company’s directors and the Chief Executive Officer which the Compensation Committee feels is suitable. Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company.

Assessments

Due to the minimal size of the Company's board of directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

Increase of Stock Option Plan

At last year’s Annual General Meeting, the shareholders approved a rolling stock option plan (the “Stock Option Plan”), authorizing the issuance of incentive stock options to directors, officers, employees and consultants up to an aggregate of 10% of the issued shares from time to time.  The policies of the TSX Venture Exchange require the shareholders to approve the Stock Option Plan each year.  There are currently 17,349,525 shares issued and outstanding, therefore the current 10% threshold is 1,734,952 shares under the Stock Option Plan.

There are no other matters to be acted upon at the Meeting.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

APPROVAL AND CERTIFICATION

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

“David Wolfin”                       “Connie Lillico”
David Wolfin, President                                                     Connie Lillico, Secretary